ITEM 77M: Mergers

Morgan Stanley S&P 500 Index Fund

		On June 19, 2002, at a Special Meeting of Shareholders of Morgan Stanley S&P 500 Select Fund ("S&P 500 Select"), Shareholders of S&P 500 Select approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") between S&P 500 Select and Morgan Stanley
S&P 500 Index Fund ("S&P 500 Index"), pursuant to which substantially all of the assets of S&P 500 Select would be combined with those of S&P 500 Index and shareholders of S&P 500 Select would become shareholders of S&P 500 Index receiving shares of S&P 500 Index with a value equal to the value of their holdings in S&P 500 Select (the
"Reorganization"). The Reorganization Agreement was unanimously approved by the Board of Trustees on January 24, 2002.

		On July 15, 2002, the Reorganization Plan between S&P 500 Select and S&P 500 Index was completed according to the terms set forth in the Reorganization Agreement.